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                                                                     EXHIBIT 23

The Board of Directors
Imperial Credit Commercial Mortgage Investment Corp.:

We consent to incorporation by reference in the registration statement (No. 333-48727) on Form S-8 of Imperial Credit Commercial Mortgage Investment Corp. of our report dated February 4, 1999, relating to the consolidated balance sheets of Imperial Credit Commercial Mortgage Investment Corp. and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 1998 and the period from July 31, 1997 (Inception) through December 31, 1997, which report appears in the December 31, 1998 annual report on Form 10-K/A of Imperial Credit Commercial Mortgage Investment Corp.

                                          KPMG LLP

Los Angeles, California
April 30, 1999